

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 5, 2009

Mr. Jose A. Bayardo
Vice President and Chief Financial Officer
Complete Production Services, Inc.
11700 Katy Freeway, Suite 300
Houston, TX 77079

> **Re:** **Complete Production Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 8-K filed September 9, 2009**

Dear Mr. Bayardo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief